UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc (the 'Company')
Vesting of Conditional Share Awards under the Share Value Plan and Sale of Ordinary Shares and American Depositary Shares

This notification sets out the vesting details for Person Discharging Managerial Responsibilities ('PDMRs') of Conditional Share Awards over Ordinary Shares and American Depositary Shares ('ADSs') made in 2019 under the GlaxoSmithKline Share Value Plan and the subsequent sale of Ordinary Shares and ADSs to meet tax liabilities. The awards, which were conditional on continued employment with the GlaxoSmithKline group, vested on 14 February 2022.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The vesting of ADSs awarded in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$0.00	7,654

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-13
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms S Ramakrishnan
b)	Position/status	Chief Digital and Technology Officer
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction	The sale of ADSs to meet tax liabilities on the vesting of awards granted in 2019 under the Company's Share Value Plan. ..
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$42.9532	4,104

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-14
f)	Place of the transaction	New York Stock Exchange (XNYS)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO, ViiV Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	13,780

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-13
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms D Waterhouse
b)	Position/status	CEO, ViiV Healthcare
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8987	6,477

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	13,070

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-13
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms V Whyte
b)	Position/status	Company Secretary
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8987	6,143

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications and CEO Office)
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The vesting of Ordinary Shares awarded in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	6,330

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-13
f)	Place of the transaction	N/A

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Jackson
b)	Position/status	PCA of Ms S Jackson (SVP, Global Communications and CEO Office)
c)	Initial notification/amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The sale of Ordinary Shares to meet tax liabilities on the vesting of awards granted in 2019 under the Company's Share Value Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£15.8987	2,976

d)	Aggregated information	N/A (single transaction)
Aggregated volume Price
e)	Date of the transaction	2022-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 17, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc